SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 11 February 2015

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Interxion Holding N.V. (NYSE: INXN) today announced that it has reached a non-binding agreement on an all-share merger with TelecityGroup plc (“TelecityGroup”). The proposed transaction would be structured as an offer by TelecityGroup for Interxion and the primary listing for the combined group would be in London, where TelecityGroup’s shares are admitted to trade on the London Stock Exchange (LSE: TCY); with a New York Stock Exchange listing for TelecityGroup’s existing ADR programme contemplated.

TelecityGroup, headquartered in the United Kingdom, is a provider of data centres, operating highly connected facilities in key European cities.

Under the terms of the non-binding agreement, Interxion shareholders would receive 2.3386 new TelecityGroup shares per Interxion share. As a result, Interxion shareholders would own approximately 45%, and TelecityGroup shareholders approximately 55%, of the combined group. The primary listing for the combined group would be in London with a New York Stock Exchange listing for TelecityGroup’s existing ADR programme contemplated.

John Hughes would be Chairman of the combined group, with John Baker as Deputy Chairman. David Ruberg would be appointed Chief Executive Officer of the combined group for a period of 12 months following completion of the transaction. He would lead the new, combined group and launch this exciting new phase for both TelecityGroup and Interxion. Eric Hageman would be appointed Chief Financial Officer. The board of the combined group would comprise a balance of independent non-executive directors from both TelecityGroup and Interxion.

Signing of a binding transaction agreement is subject to, amongst other things, satisfactory completion of mutual due diligence, approval by the Interxion and TelecityGroup’s boards of directors and the negotiation of definitive transaction documentation. Interxion and TelecityGroup have agreed not to solicit or discuss alternative proposals until 4 March 2015 by which time it is expected that a binding transaction agreement will be entered into. Completion is anticipated in the second half of 2015, subject to Interxion and TelecityGroup shareholder approvals and all relevant regulatory and antitrust approvals.

There can be no certainty that a binding agreement will be reached, nor as to the terms of such agreement.

Sources and Bases

Information contained herein has been calculated on the basis of the following:

•	TelecityGroup basic number of shares of 202.9m and fully diluted number of shares of 204.6m

•	Interxion basic number of share of 69.3m and fully diluted number of shares of 70.9m

•	The exchange ratio of 2.3386 new TelecityGroup shares per Interxion share implies a 15% premium to the undisturbed Interxion share price of $26.47 per Interxion share (as at close of business on 9 February 2015)

Forward-looking Statements

This report contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Important information

The foregoing is for informational purposes only and is not intended to, and does not, constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 11 February 2015